

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2018

DeLome Fair
President and Chief Executive Officer
Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, Texas 77056

> **Re: Synthesis Energy Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 24, 2018**
> **File No. 333-222671**

Dear Ms. Fair:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3
Incorporation by Certain Documents by Reference, Page 5

1.   You do not appear to have specifically incorporated all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your latest annual report, as required by Item 12 of Form S-3. Please revise to include all required reports filed after June 30, 2017.

Plan of Distribution, Page 17

2.   Please revise to state that sales may be at market or negotiated prices rather than a fixed price, consistent with your cover page disclosure. If shares will be sold at fixed prices, please disclose what this fixed price will be.

Form 10-K for the Fiscal Year Ended June 30, 2017

Item 1.A. Risk Factors
We may not be able to develop our equity platform projects, Page 34

3.   Please elaborate on the nature and extent of the 'certain liquidity concerns' with Yima Joint Ventures.

Item 7. MD&A
Results of Operations, page 61

4.   Please describe the reasons for the reduction in revenue to $0.2 million for 2017 from $0.7 for 2016 so that investors may better understand your results of operations. Ensure that you describe any events, trends or economic changes that affected your operations.

Amended Form 10-K for the Fiscal Year Ended June 30, 2017

Item 11. Executive Compensation
Summary Compensation Table, Page 4

5.   Please include 2016 compensation data for the Company's two most highly compensated executive officers in addition to the CEO.

6.   Please indicate in the summary compensation table and in the biography section that Ms. Fair is acting in the capacity of CFO, as well as CEO.

Cash Incentive Compensation, Page 7

7.   Please clarify the extent to which the cash incentive compensation awards are based on the committee's discretion or whether they are based on the achievement of objective performance measures, thresholds and goals. We note the description of Ms. Fair's employment agreement contemplates the achievement of certain annual performance goals and objectives, but does not disclose what these are. If the committee applied objective performance measures, thresholds, goals and objectives to determine the amount incentive compensation paid, please disclose those measures.

Certain Selected Financial Data, Page 8

8.   Please remove the label "unaudited" from the header in the quarterly results table, as such label may give an investor the impression that the annual results table above has been audited.

Item 4 – Mine Safety Disclosures, Page 54

9.   Please tell us how you determined you are not required to provide information concerning mine safety violations or other regulatory matters required by Item 104 of Regulation S-K in light of your Australian mining operations.

Note to Financial Statements
General

10.   Given the significance of your related party transactions, please identify all such transactions on the face of the balance sheet, income statement and statement of cash flows. Refer to Rule 4-08(k) of Regulation S-X.

Note 4 – Current Projects, Page 82

Yima Joint Venture, Page 83

11.   You state that since 2014 you have accounted for the Yima joint venture of which you own a 25% interest under the cost method due to your lack of significant influence in the joint venture. You also state that two of the eight board directors were appointed by you. Please advise how you determined this representation on the board of directors does not enable you to exercise significant influence. Please provide us with the summary financial data for the Yima joint venture for the periods presented.

Item 9A – Controls and Procedures, Page 105

12.   Please note that Item 308(c) of Regulation S-K requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal control over financial reporting. This same comment applies to the Form 10-Q filed February 12, 2018. Please revise.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Item 4 - Controls and Procedures, page 40

13.   We note that you have provided management's report on internal control over financial reporting and omitted your conclusion regarding the effectiveness of your disclosure controls and procedures. Please note that in a filing on the Form 10-Q, disclosures relating to disclosure controls and procedures should be provided rather than management's report on internal control over financial reporting. Refer to Item 4 of

Form 10-Q and Item 307 of Regulation S-K. This same comment also applies to the Form 10-Q filed February 12, 2018. Please amend your filings accordingly.

Exhibit 31.1 and Exhibit 32.1

14.   We note that Mr. Delome Fair, president and chief executive officer, is the only officer that has provided the 302 and 906 certifications. Please amend the filing to also file certifications from your principal financial officer. If Mr. Delome Fair is both the principal executive officer and the principal financial officer, both titles need to be provided underneath his signature. In addition, please revise the officer title in the introductory paragraph of the 906 certification accordingly. This same comment also applies to the Form 10-Q filed February 12, 2018 and the Form 10-K/A filed October 30, 2017.

Form 10-Q for the Fiscal Quarter Ended December 31, 2017

Note 2 – Summary of Significant Accounting Policies, Page 6

15.   Please revise to identify and disclose your critical accounting policies for your derivative liabilities. Your discussion should explain how these policies require significant estimates and assumptions and quantify the effect on the financial statements of changes in estimates in each period presented or explicitly state that the changes in estimates were not material. If material changes in estimate have been recognized, fully explain the new information that became available and why that information could not be anticipated at the date the original estimate was made. In this regard, we note from your disclosure on page 9 that the fair value of your derivative liabilities appears to have significantly changed between the warrant issuance date (October 24, 2017) and December 31, 2017. Please revise your disclosure under "Gain on fair value adjustments of derivative liabilities" on page 31 to further discuss the underlying factors of the fair value change.

Note 6 – Senior Secured Debentures, Page 19

16.   Please disclose the basis of the allocation of the offering proceeds between the Debentures and warrants.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Gain/Loss, Page 32

17.   Please expand your disclosure to provide additional insight into the factors that led to the recording of significant gains related to the restructure of the Tianwo-SES joint venture.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sisi Cheng, Staff Accountant at (202) 551-5004 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction